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February 21, 1997

To the Trustees of
The JPM Pierpont Japan Equity Fund
The JPM Pierpont European Equity Fund
The JPM Pierpont Asia Growth Fund


In planning and performing our audits of the financial statements of The JPM Pierpont Japan Equity Fund, The JPM Pierpont European Equity Fund, and The JPM Pierpont Asia Growth Fund (the "Funds") for the periods May 6, 1996 (commencement of operations for The JPM Pierpont Japan Equity Fund) to December 31, 1996 and May 13, 1996 (commencement of operations for The JPM Pierpont European Equity Fund and The JPM Pierpont Asia Growth Fund) to December 31, 1996, we considered their internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, and not to provide assurance on the internal control structure.

The management of the Funds are responsible for establishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures. Two of the objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are appropriately safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in any internal control structure, errors or irregularities may occur and may not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that it may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above as of December 31, 1996

This report is intended solely for the information and use of management and the Securities and Exchange Commission.


/S/ PRICE WATERHOUSE LLP
PRICE WATERHOUSE LLP